EXHIBIT 4(b)

                                CALIPSO, INC.
                              LOCK-UP AGREEMENT

                             September 18, 2000

      The undersigned understand that Calipso, Inc., a Delaware corporation (the "Corporation") and Knowledge Foundations, Inc., a Delaware corporation ("KFI") have entered into the Agreement and Plan of Merger (the "Merger Agreement") dated August 7, 2000 and the undersigned propose to enter into that certain Stock Repurchase Agreement (the "Stock Repurchase Agreement") dated September 18, 2000, providing for, in part, the issuance of the Escrowed W&B Shares (as such term is defined in the Stock Repurchase Agreement) and the issuance of the Escrowed Ocean Way Shares (as such term is defined in the Stock Repurchase Agreement) totaling 1,000,000 shares of restricted common stock, par value $.001 per share (collectively, the "Shares").

      In consideration of the execution of the Merger Agreement and the Stock Repurchase Agreement, and for other good and valuable consideration, the undersigned hereby irrevocably agree that for a period of eighteen (18) months following the date of the Closing (as such term is defined in the Merger Agreement), the undersigned will not, without the prior written consent of the Corporation, directly or indirectly: (i) offer, sell, assign, transfer, encumber, pledge, contract to sell, register for sale, grant an option to purchase or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of), any of the Shares (including, without limitation, Shares that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for the Shares owned by the undersigned on the date of execution of this Lock-Up Agreement or on the date of the Closing; or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Shares or other securities, in cash or otherwise.

      In furtherance of the foregoing, the Corporation and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

      The undersigned understand that the Corporation and KFI will proceed with the Merger (as such term is defined in the Stock Repurchase Agreement) in reliance on this Lock-Up Agreement.

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      Whether  or  not  the Merger actually occurs depends  on  a  number  of factors, including market conditions. The Merger will only be made pursuant to an Agreement and Plan of Merger, the terms of which are subject to negotiation between the Corporation and KFI.

      The undersigned hereby represent and warrant that the undersigned has full power and authority to enter into this Lock-Up Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.

      The undersigned agrees that the provisions of this Lock-Up Agreement shall be binding also upon the successors, assigns, heirs and personal representatives of the undersigned.

                                   Wright & Bleers



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                                   Ocean Way Investments, Ltd.



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